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sgiove@shearman.com	July 17, 2014
212-848-7325

Via EDGAR CORRESPONDENCE

Nudrat Salik
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Corning Incorporated
SEC Comment Letter dated July 14, 2014 (the “Comment Letter”)

Dear Ms. Salik:

By this letter, I am confirming on behalf of our client, Corning Incorporated (the “Company”), our conversation pursuant to which we agreed that the Company will have until August 11, 2014 to respond to the above-referenced comment letter received from the staff of the Securities and Exchange Commission.  While the Company is working expeditiously to respond to the Comment Letter, the Company requested this extension in order to have adequate time for the Company and its advisors to fully consider and respond to the points raised in the Comment Letter.  The Company intends to file its response on or prior to the foregoing date.

If you have any questions concerning the foregoing, please do not hesitate to contact me at the telephone number appearing above.

Very truly yours,

Stephen T. Giove
Partner
cc:	Terence O’Brien, Securities and Exchange Commission
Edward M. Kelly, Securities and Exchange Commission
Lewis A. Steverson, Corning Incorporated

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